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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

        Commission File Number 1-4252

NOTIFICATION OF LATE FILING

(Check One):	Form 10-K	X	Form 11-K	Form 20-F	Form 10-Q	Form N-SAR

For Period Ended:	December 31, 2003

Transition Report on Form 10-K		Transition Report on Form 10-Q

Transition Report on Form 20-F		Transition Report on Form N-SAR
†††††
Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: United Industrial Corporation

Former name if applicable

Address of principal executive office (Street and number):124 Industry Lane

City, state and zip code: Hunt Valley, MD 21030

PART II
RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

  (a)
  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b)
  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c)
  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed).

        The Company recently replaced its independent auditors and required consents and opinions for both auditors to be filed with its Form 11-K for the United Industrial Corporation 401(k) Retirement Savings Plan (the "Plan"), which is administered by the 401(k) Committee (the "Committee"). The auditors delivered revisions to their consents and opinions on the day the Form 11-K was to be filed. The Company's service provider was unable to process the changes in a timely manner. As a result, the Company was unable to file its Form 11-K for the Plan in a timely manner without unreasonable effort and expense.

PART IV
OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification
James H. Perry	(410) 628-8786

(Name)	(Area Code)(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☒ Yes                    No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             Yes        ☒No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

United Industrial Corporation (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2004
	By:	/s/ JAMES H. PERRY James H. Perry Vice President and Chief Financial Officer and Committee Member

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FORM 12b-25
PART I REGISTRANT INFORMATION
PART II RULE 12b-25 (b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION